UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70345

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2021__ AND ENDING __12/31/2021__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PANTEK PARTNERS ADVISORS, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__154 CALLE RAFAEL CORDERO; OFFICE #506__
(No. and Street)

__SAN JUAN__	__PR__	__000901__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__JACK BELL__	__858-605-1607__	__JACK@PANTEKSECURITIES.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__TPS THAYER LLC__
(Name – if individual, state last, first, and middle name)

__1600 HIGHWAY 6, SUITE 100__	__SUGAR LAND__	__TX__	__77478__
(Address)	(City)	(State)	(Zip Code)
__7/14/2020__		__6706__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOHN BELL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PANTEK PARTNERS ADVISORS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

#719, married, resident of San Juan whom I know personally

Signature: John Bell

Title: MANAGING DIRECTOR

Notary Public

RECIBO

1U20-00753840

Sello

9397
03/03/2022
$5.00

Sello de Asistencia Legal
80011-2022-0303-61401008

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) pr comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PANTEK PARTNERS ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2021

Pantek Partners Advisors, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM …..................... 1

FINANCIAL STATEMENTS

    Statement of Financial Condition …... 2

NOTES TO THE FINANCIAL STATEMENTS …... 3-5



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
Pantek Partners Advisors, LLC
151 Calle Francisco Suite 200
San Juan, Puerto Rico, 00901

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Pantek Partners Advisors, LLC. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TPS Thayer, LLC

TPS Thayer LLC

We have served as Pantek Partners Advisors, LLC.'s auditor since 2021.
Sugar Land, TX
March 2, 2022

Pantek Partners Advisors, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS		
Cash	$	84,635
Accounts Receivable, net		16,500
Prepaid Expenses		1,807
Other current assets		144
TOTAL ASSETS		103,086
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable & Accrued Liabilities	$	20,975
Unearned Revenue		30,000
TOTAL LIABILITIES		50,975
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		52,111
TOTAL MEMBER'S EQUITY		52,111
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	103,086

The accompanying notes are an intergral part of these financial statements

See notes to the financial statements.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2021

1. Organization and Nature of Business

Pantek Partners Advisors DBA Pantek Securities, LLC (the Company) is a Puerto Rico Limited Liability Company and registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2021, and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2021, the Company had no cash equivalents.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

2. Significant Accounting and Reporting Policies - Continued

Accounts Receivable
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Unearned Revenue
Unearned revenue consists of service retainer fees received from users in advance of revenue recognition. The balance as of December 31, 2021 was driven by cash payments from customers in advance of satisfying our performance obligations.

Current Expected Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments* , which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company, may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience, and customer worthiness.

Coronavirus
In the second year of the COVID-19 coronavirus pandemic, the adverse impacts to global commercial activity has continued to contribute to significant volatility in the financial markets. Government imposed responses and other related recovery measures intended to control the spread of the disease have created a variety of unintended challenges and risks. As such, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages, and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

3. Related Parties

The Company is an affiliate of Pantek Partners Holdings, LLC. Both Pantek Partners Holdings, LLC and Pantek Partners Holdings, are owned by the same individual. In connection with this relationship, the Company and Pantek Partners Holdings, have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the affiliate on its behalf. No amount is due to/from related parties as of December 31, 2021.

4. Accounts Receivable

As of December 31, 2021, the Company had accounts receivable of $16,500, due from three customers, the Company has no allowance for bad debt as they believe the amounts are collectable.

5. Unearned Revenue

As of December 31, 2021 the Company had $30,000 of unearned revenue from one customer, to be recognized at a point in time when service obligations have been completed.

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the inception, end of 2021, and during the period ended December 31, 2021.

7. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Member's Equity

The Company paid $53,000 in member distributions during the period ending Deceember 31, 2021.

9. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2021, through March 2, 2022. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2021, financial statements.